BB 3/8

PROCESSING
SEC MAIL RECEIVED
FEB 25 2005
213 SECTION
WASH. D.C.

UNITED ST/
SECURITIES AND EXCHA
Washington, D.(

05037388

OMB APPROVAL
B Number: 3235-0123
ires: January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silverwood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Silverwood Farm Place, 32 Pleasant Street
(No. and Street)

Sherborn, MA 01770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Hodson-Walker
508-651-2194 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forman, Itzkowitz, Berenson & LaGreca, P.C.
(Name – *if individual, state last, first, middle name*)

404 Wyman Street, Suite 275, Waltham, MA 02451
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Massachusetts
County of Middlesex

Sworn to and subscribed before me on the 24th day of February, 2005

Notary Public's Signature
My Commission Expires 7/24/2009

Notary Public

Signature

MANAGING PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members
Silverwood Partners, LLC
South Natick, Massachusetts

We have audited the accompanying statements of financial condition of Silverwood Partners, LLC as of December 31, 2004 and 2003, and the related statements of operations and members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverwood Partners, LLC at December 31, 2004 and 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - the computation of net capital for brokers and dealers pursuant to rule 15c3-1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The accompanying supplemental Schedule II - operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Forman, Itzkowitz, Berenson & LaGreca, P.C.

January 31, 2005

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Current Assets:		
Cash	$ 45,279	$ 37,831
Accounts receivable	-	25,000
Total Current Assets	45,279	62,831
Property and Equipment	35,709	42,990
	$ 80,988	$ 105,821
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 24,899	$ 21,990
Members' Equity	56,089	83,831
	$ 80,988	$ 105,821

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY

	Year Ended December 31,					
	2004			2003		
Revenues:						
Investment banking services	$	357,500	97.6 %	$	926,047	90.8 %
Consulting income		8,925	2.4		94,325	9.2
		366,425	100.0		1,020,372	100.0
Operating Expenses		394,167	107.6		1,006,384	98.7
Income (Loss) from Operations		(27,742)	(7.6)		13,988	1.3
Other Income:						
Miscellaneous income		-	0.0		2,004	0.2
Rental income		-	0.0		2,000	0.2
		-	0.0		4,004	0.4
Net Income (Loss)		(27,742)	(7.6) %		17,992	1.7 %
Members' Equity, Beginning		83,831			65,839	
Members' Equity, Ending	$	56,089		$	83,831	

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2004	2003
Cash Flows from Operating Activities:		
Cash received from customers	$ 391,425	$ 1,005,372
Cash paid to vendors, employees and related employee expenses	(383,977)	(980,979)
Miscellaneous income	-	2,004
Rental income	-	2,000
Net Cash Provided by Operating Activities	7,448	28,397
Cash Flows from Investing Activities:		
Acquisitions of property and equipment	-	(44,715)
Net Increase (Decrease) in Cash	7,448	(16,318)
Cash, Beginning	37,831	54,149
Cash, Ending	$ 45,279	$ 37,831

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENTS OF CASH FLOWS (Continued)

Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Net Income (Loss)	$ (27,742)	$ 17,992
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	7,281	1,725
(Increase) decrease in accounts receivable	25,000	(15,000)
Decrease in other current assets	-	6,700
Increase in accounts payable	2,909	16,980
Total Adjustments	35,190	10,405
Net Cash Provided by Operating Activities	$ 7,448	$ 28,397

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Operations

Silverwood Partners, LLC, located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies located throughout the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2 - Summary of Significant Accounting Policies

(a) Accounts Receivable

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectibility and are charged against an allowance account when such receivables are deemed to be uncollectible. The Company had not set up an allowance account as there have been no bad debts.

(b) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $1,500. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(c) Use of Estimates and Assumptions in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes

The income from the Limited Liability Company (LLC) is included in the income tax returns of the individual members. Consequently, no provision is made for income taxes in the financial statements of the Company.

Note 2 - Summary of Significant Accounting Policies (Continued)

(e) Revenue Recognition

Investment banking revenues include fees net of unreimbursed expenses arising from securities placement transactions in which the company acts as an advisor or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring services. These fees are recorded at the time a transaction is completed and the income is reasonably determinable. Obligations relating to these transactions are expensed as incurred.

Consulting fees are invoiced and recognized, per the terms of the underlying contract, on an hourly basis as the services are performed.

(f) Advertising Costs

The Company charges to operations all advertising costs at the time the obligation is incurred. Included in operating expenses are advertising costs of $5,011 in 2004 and $23,613 in 2003.

Note 3 - Property and Equipment

Property and equipment consist of the following:

Equipment	$ 8,734
Furniture and fixtures	35,981
	44,715
Less accumulated depreciation	9,006
	$ 35,709

Depreciation expense was $7,281 in 2004 and $1,725 in 2003.

Note 4 - Lease Commitments

The Company leased office space in Natick, Massachusetts until it moved in May 2003. The office lease required monthly base rental payments of $3,700 plus the payment of the Company's proportionate share of real estate taxes. The Company paid an additional amount of $11,410 in 2003 to terminate this lease. Rent expense under this lease amounted to $26,210 in 2003.

Effective June 2003, the Company moved to Sherborn, Massachusetts.

Note 4 - Lease Commitments (Continued)

The Company leases its premises from the majority member of the limited liability company. The lease is for ten years expiring in June 2013. Rent expense under this lease amounted to $43,475 in 2004 and $50,024 in 2003.

The lease provides for monthly payments of the lesser of $7,000 or 5% of the revenue recognized for the prior month. The Company may, at its discretion, pay an amount greater than 5% of the revenue recognized for the prior month provided such payment does not exceed $7,000. The lease also provides for the Company to pay additional amounts for real estate taxes and other operating expenses.

In January 2003, the Company entered into a sublease agreement as part of its former lease, which expired in April 2003. Under the sublease agreement, the Company subleased a portion of its office space for approximately $500 per month. Rental income from the sublease agreement was $2,000 in 2003.

Projected future minimum rentals under the non-cancellable lease as of December 31, 2004 are as follows:

2005	$ 84,000
2006	84,000
2007	84,000
2008	84,000
2009	84,000
Thereafter	294,000
	$ 714,000

Note 5 - Retirement Plan

In 2003, the Company adopted a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on employees annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by the law. The Company can also make discretionary contributions to the plan. Discretionary contributions to the plan were $701 in 2004 and $8,167 in 2003.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the Company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The Company is required to provide reports quarterly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. At December 31, 2004 the Company had net capital of $20,380 in 2004 and $15,841 in 2003 which was in excess of the Company's required minimum net capital by $15,380 in 2004 and $10,841 in 2003.

Note 7 - Concentrations

During the year ended December 31, 2004, approximately 98% of the Company's revenues were received from six customers.

Note 8 - Reclassification of Prior Year Amounts

Certain 2003 accounts have been reclassified to conform to 2004 financial statement presentation, which no effect on net income

SILVERWOOD PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2004	December 31, 2003
Members' Equity	$ 56,089	$ 83,831
Less:		
Members' equity not allowable for net capital	-	-
Non-allowable assets	35,709	67,990
Other deductions	-	-
Add:		
Subordinated liabilities	-	-
Other additions	-	-
	$ 20,380	$ 15,841
Net Capital Requirement	$ 5,000	$ 5,000
Net Capital	20,380	15,841
Excess Net Capital	$ 15,380	$ 10,841

No material differences exist between the computation of net capital as calculated above and the Company's computation as reported on Part IIa of the FOCUS report (unaudited).

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

SCHEDULE II - OPERATING EXPENSES

	December 31,			
	2004		2003	
Salaries	$ 180,508	49.3 %	$ 652,662	64.0 %
Payroll taxes	13,647	3.7	31,304	3.1
Employee benefits	9,154	2.5	29,417	2.9
Advertising	5,011	0.1	23,613	2.3
Auto expense	6,845	1.9	2,129	0.2
Depreciation	7,281	2.0	1,725	0.2
Dues and subscriptions	3,366	0.9	1,725	0.2
Equipment rental	5,841	1.6	23,083	2.3
Insurance	3,175	0.9	3,584	0.3
Internet	3,464	0.9	2,857	0.3
Licenses and permits	4,485	1.2	4,145	0.4
Meals and entertainment	12,575	3.4	17,155	1.7
Office expense and supplies	17,451	4.8	15,991	1.5
Outside services	2,037	0.6	14,852	1.4
Postage and delivery	1,375	0.4	1,847	0.2
Professional fees	25,551	7.0	2,256	0.2
Reimbursed expenses	(4,910)	(1.3)	(17,714)	(1.7)
Rent	43,475	11.9	76,234	7.4
Repairs and maintenance	19,126	5.2	83,409	8.2
Taxes - other	-	0.0	106	0.0
Telephone	9,248	2.5	9,878	1.0
Travel	19,598	5.2	20,238	2.0
Training and development	-	0.0	775	0.1
Utilities	5,864	1.6	5,113	0.5
	$ 394,167	106.3 %	$ 1,006,384	98.7 %

The accompanying notes are an integral part of these financial statements.

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Silverwood Partners, LLC (the Company), for the period ending December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

procedures that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Forman, Itzkowitz, Berenson & LaGreca, P.C.

January 31, 2005